  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apple iSports Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
741375208
(CUSIP Number)
Mr. Marino Sussich 552 Lonsdale Street Level 7 Melbourne, Australia 3000 +61 3 8393 1459
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741375307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cres Pty Ltd atf Cres Discretionary Trust No. 2 (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC/SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 123,970,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,970,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,970,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 66%
14.	Type of Reporting Person (See Instructions) HC/CO

(1) Cres Pty Ltd., an Australian company, is the trustee for Cres Discretionary Trust No. 2 , an Australian trust. Marino Sussich is the sole owner and officer of  Cres Pty Ltd.

(2) Based on 202,704,211 shares of common stock of the Company issued and outstanding as of March 23, 2023.

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CUSIP No. 741375307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marino Sussich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC/SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,733,809 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 130,723,809 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,723,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 66%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Represents (a) 123,970,000 shares of common stock held by Cres Pty Ltd atf Cres Discretionary Trust No. 2, an Australian trust, (b) 6,563,809 shares of common stock held by Copper Hill Assets Inc., a British Virgin Island company and (c) 200,000 shares of common stock held by Apple iSports Investment Group Pty Ltd., an Australian company. Cres Pty Ltd., an Australian company, is the trustee for Cres Discretionary Trust No. 2, an Australian trust. Mr. Sussich is the controlling party of each the three named entities. His address is L7 552 Lonsdale Street, Melbourne, Australia 3000.

(2) Based on 202,704,211 shares of common stock of the Company issued and outstanding as of March 23, 2023.

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Apple iSports Group, Inc., a Nevada corporation (the “Issuer” or “Company”). The Issuer’s principal executive offices are located at 100 Spectrum Center Drive, Suite 900, Irvine, California 92612.

Item 2. Identity and Background

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Cres Pty Ltd atf Cres Discretionary Trust No. 2. Cres Discretionary Trust No. 2, is an Australian trust and Cres Pty Ltd., an Australian company, is the trustee for the trust; and

(ii) Marino Sussich.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.  By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b) The business address for each of the Reporting Persons is L7 552 Lonsdale Street, Melbourne, Australia 3000.

(c) The principal occupation of each Reporting Person is venture capital investments.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cres Pty Ltd is an Australian company and Cres Discretionary Trust No. 2 is an Australian trust.  Mr. Sussich is an Australian citizen.

Item 3. Source and Amount of Funds or Other Consideration

Effective March 23, 2023 (the “Closing Date”), the Company closed a share exchange pursuant to a Stock Exchange Agreement (the “Stock Exchange Agreement”), with Apple iSports Inc., a Delaware company (“AiS”) and the shareholders of AiS.  Pursuant to the Stock Exchange Agreement, we issued to the AiS shareholders 195,062,000 shares of our common stock, par value $0.001 per share in exchange for all of the issued and outstanding capital stock (195,062,000 shares of common stock) of AiS. Copper Hill was a pre-existing shareholder of the Company. Cres Pty Ltd atf Cres Discretionary Trust No. 2 and Apple iSports Investment Group Pty Ltd. were shareholders of AiS and received 123,970,000 and 200,000 shares of common stock of the Company, respectively, in connection with the Share Exchange. Mr. Sussich was, and remains, a director of the Company at the time of the Share Exchange.

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain such Common Stock, and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a and b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 202,784,27,211 shares of Common Stock outstanding as of March 23, 2023 as reported by the Issuer in its Form 8-K filed on March 23, 2023.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d) No person other than Cres Pty Ltd as trustee for Cres Discretionary Trust No. 2, Copper Hill, Apple iSports Investments or Mr. Sussich have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock beneficially owned by such parties.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit	Document

Exhibit A	Agreement of Joint Filing.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024

Cres Pty Ltd atf for Cres Discretionary Trust No. 2
By:	/s/ Marino Sussich
Cres Pty Ltd. as trustee for Cres Discretionary Trust No. 2 Marino Sussich President
/s/ Marino Sussich
Marino Sussich

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Apple iSports Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 22, 2024

Cres Pty Ltd atf for Cres Discretionary Trust No. 2
By:	/s/ Marino Sussich
Cres Pty Ltd. as trustee for Cres Discretionary Trust No. 2 Marino Sussich President
/s/ Marino Sussich
Marino Sussich

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